

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2009

Via U.S. Mail and facsimile to (915) 225-8001

Mr. Gerald J. Rubin
Chief Executive Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, TX 79912

> **Re:** **Helen of Troy Limited**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed May 13, 2008**
> **File No. 001-14669**

Dear Mr. Rubin:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Carrying Value of Long-lived Assets, page 52

1. We note that reported revenue and operating income decreased for the nine months ended November 30, 2008 in both of your reportable segments as compared to the same period last year. We also note your discussion of the

factors that contributed to these declines, including the impact of deteriorating economic conditions world-wide, the loss of a significant customer, and changes in consumer behavior. In this regard, if currently or in the future, the fair value of your reporting units do not exceed their carrying value by a significant amount, we believe that your critical accounting policy in MD&A should provide qualitative and quantitative disclosures that convey to investors the risks related to the recoverability of goodwill, as well as the risks that you may be required to record impairment charges in the future. You should address similar risks regarding the recoverability of trademarks. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please advise.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Director Compensation, page 8

2.   Item 402(k)(2)(iv) of Regulation S-K requires you to disclose the dollar amount of stock options that are awarded to your directors and that are recognized for financial statement reporting purposes for fiscal 2008 under FAS 123(R). On page 9, you disclose that certain directors have outstanding option awards. However, you do not disclose the dollar amounts of such awards in the Director Compensation Table on page 8.

         Please disclose such dollar amounts.

Compensation Discussion and Analysis, page 12

3.   Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element. In the third full paragraph on page 15, you disclose that Mr. Rubin is entitled to receive an annual cash incentive bonus based upon "earnings" of the company. You describe "earnings," but an investor may not readily calculate such earnings by referring to your financial statements based on your description.

         Please either disclose the exact amount that constitutes "earnings" and how exactly such earnings are calculated or make a reference to the amount and calculations in your financial statements.

4.   Similarly, in the fourth and fifth paragraphs on page 18, you disclose that Messrs. Benson and Carson are entitled to annual incentive bonuses and, on page 21, you disclose bonuses for them. However, you do not explain how you arrived at Messrs. Benson's and Carson's bonus and why they earned their bonus. *See*

"Staff Observations in the Review of Executive Compensation Disclosure," which can be found at which can be found at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Please describe how you determined the amounts of a named executive officer's bonuses and why he earned such bonuses. In particular, what specific items of corporate performance are taken into account in determining such bonuses and how did the individual performances of the named executive officers contribute to your corporate performance. *See* Item 402(b)(2)(v) and (vii).

Also, please analyze in more detail how the compensation committee's consideration of subjective individual performances resulted in a named executive officer's compensation. Please disclose all the criteria or factors the compensation committee considers that make up the subjective performance criteria.

5.   We note your disclosure on pages 24 through 26 regarding Mr. Rubin's employment agreement is almost a verbatim repeat of the disclosure on pages 13 to 17. Also, your disclosure on page 27 is almost another verbatim repeat of the disclosure on pages 18 to 19. *See* Instruction 3 to Item 402(b) and "Staff Observations in the Review of Executive Compensation Disclosure." Please draft your disclosure so as to avoid repetition and boilerplate language.

                                        *   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director